EXCELLENCE

09046294

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.110/2009

SUPPL

June 2, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section
JUN 02 2009
Washington, DC
120

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Jun 2, 09

dlw 6/5

Prasarn Trairatvorakul
President

Ref. No TS 013/2009

June 2, 2009

To: President
The Stock Exchange of Thailand

Subject: KASIKORNBANK Public Company Limited Commences a Cash Tender Offer for 8.250% Subordinated Bonds due 2016

KASIKORNBANK Public Company Limited (the "Bank") announced today that it has commenced a cash tender offer (the "Offer") for up to US$75 million ("Tender Cap") of the US$200,000,000 8.250% Subordinated Bonds due 2016 that were originally issued by the Bank's Cayman Islands branch on August 21, 1996 (the "Bonds"). The terms and conditions of the Offer are described in the Offer to Purchase dated June 2, 2009 (the "Offer to Purchase"). Copies of the Offer to Purchase are available to holders from The Bank of New York Mellon, the Tender Agent for the Offer.

Title of Security	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Tender Cap	Early Tender Premium(1)(2)	Total Consideration(1)(2) (acceptable Bid Price range)
8.250% Subordinated Bonds due 2016	144A: 88321RAA5/US88321RAA59 Reg S: USY86219AD71	US$200,000,000	US$75,000,000	US$20	US$980 – US$1,030

(1) Per US$1,000 principal amount of Bonds that are accepted for purchase (subject to deduction of the Early Tender Premium for Holders who tender their Bonds after the Early Tender Time (as defined below)).

(2) Total Consideration minus the Early Tender Premium equals Tender Offer Consideration.

The Offer will expire at 5:00 p.m., New York City time, on June 29, 2009, unless extended (such date and time, as the same may be extended, the "Expiration Time"). Holders of Bonds must validly tender and not validly withdraw their Bonds at or before 5:00 p.m., New York City time, on June 15, 2009, unless extended (such date and time, as the same may be extended, the "Early Tender Time") to be eligible to receive the Total Consideration (as defined

Prasarn Trairatvorakul
President

below). The deadline for Holders to validly withdraw tenders of Bonds in the Offer is 5:00 p.m., New York City time, on June 15, 2009, unless extended (such date and time, as the same may be extended, the "Withdrawal Deadline"). Holders of Bonds who validly tender their Bonds after the Early Tender Time and at or before 5:00 p.m., New York City time, on the Expiration Time will receive the Tender Offer Consideration (as determined pursuant to the modified "Dutch Auction" procedure described below) which is the Total Consideration less the Early Tender Premium of US$20.

The Offer is being conducted as a modified "Dutch Auction". If a Holder elects to participate, it must specify the minimum price (the "Bid Price") such Holder would be willing to receive in exchange for each US$1,000 principal amount of Bonds it chooses to tender pursuant to the Offer. The Bank will accept Bonds validly tendered in the order of the lowest to the highest Bid Prices specified by tendering Holders (in incremental amounts of US$2.50), and will select the single lowest Bid Price (the "Clearing Price") per US$1,000 principal amount of Bonds to enable the Bank to purchase an aggregate principal amount of Bonds equal to the Tender Cap (or, if less than the Tender Cap are validly tendered, all Bonds so tendered). The Bank will pay the same purchase price per US$1,000 principal amount of Bonds (the "Total Consideration"), which will be equal to the Clearing Price, for all Bonds validly tendered at or before the Early Tender Time and at or below the Clearing Price, not validly withdrawn and accepted for purchase in the Offer. The Total Consideration paid for Bonds tendered in the Offer after the Early Tender Time will be reduced by the Early Tender Premium (such consideration being the "Tender Offer Consideration"). If the aggregate amount of Bonds validly tendered with a Bid Price at or below the Clearing Price and not validly withdrawn exceeds the Tender Cap, then, subject to the terms and conditions of the Offer, the Bank will accept for purchase, first, all Bonds validly tendered at Bid Prices (in incremental amounts of US$2.50) below the Clearing Price and, thereafter, the Bonds validly tendered at the Clearing Price on a prorated basis according to the principal amount of such Bonds. The Bank will make appropriate adjustments downward to the nearest US$1,000 principal amount to avoid purchases of Bonds in principal amounts other than integral multiples of US$1,000.

In addition to any consideration received, Holders who tender the Bonds will be paid any accrued and unpaid interest calculated from the last interest payment date up to but not including the date on which payment for the Bonds are settled (the "Settlement Date"), which, assuming the Offer is not extended, is expected to be July 2, 2009.

Prasarn Trairatvorakul
President

Subject to applicable law and as provided in the Offer to Purchase, the Bank may, in its sole discretion, extend, amend, waive any condition of or terminate the Offer at any time. Details of any such extension, amendment, waiver or termination will be announced as soon as reasonably practicable after the relevant decision is made.

The Bank's obligation to consummate the Offer is subject to the Tender Cap and conditioned upon satisfaction or, where applicable, waiver of certain conditions described in the Offer to Purchase. The Bank may change or waive the Tender Cap in its sole discretion. The Offer is not conditioned on the tender of a minimum principal amount of Bonds. The Bank is not soliciting consents from Holders in connection with the Offer.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase that is being sent to holders of the Bonds. The Bank received approval from the Bank of Thailand on June 1, 2009 for the repurchase of the Bonds. The Bank plans to issue Baht-denominated subordinated bonds by the end of 2009 in an amount not less than the principal amount of the Bonds that the Bank repurchases.

Holders are urged to read the Offer documents carefully when they become available. Copies of the Offer to Purchase may be obtained from the Tender Agent. The Bank of New York Mellon is the Tender Agent. Request for documents can be directed to Angie Chiong of The Bank of New York Mellon at angie.chiong@bnymellon.com during Singapore office hours.

Barclays Bank PLC and J.P. Morgan Securities Ltd. are the Joint Dealer Managers for the Offer.

The statements in this new release are not for distribution in the Republic of Italy.

Forward-Looking Statements

Some of the statements in this news release constitute "forward looking statements" that do not directly or exclusively relate to historical facts. The forward looking statements made in this release reflect the Bank's intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, including known and unknown risks. Detailed information about some of the known risks is included in the Offer to Purchase. Because actual results could differ materially from the Bank's intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward looking statements contained in this news release with caution. The

Prasarn Trairatvorakul
President

Bank does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

This press release is for informational purposes only. This is neither an offer to purchase nor a solicitation to buy any of these Bonds, nor is it a solicitation for acceptance of the Offer. The Bank is making the Offer only by, and pursuant to the terms of, the Offer to Purchase. The Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Bank by the Joint Dealer Managers. None of the Bank or its affiliates, the Joint Dealer Managers and/or their respective affiliates, the Trustee or the Tender Agent is making any recommendation as to whether or not holders should tender their Bonds in connection with the Offer. Holders must make their own decisions as to whether to tender Bonds and, if so, the principal amount of Bonds to tender.

Please be informed accordingly.

Yours sincerely,